November 3, 2005

By U.S. mail and facsimile to (414) 524-2077

R. Bruce McDonald
Vice President and Chief Financial Officer
Johnson Controls, Inc.
5757 N. Green Bay Avenue
Milwaukee, WI 53201

      Re:	Johnson Controls, Inc.
      Form 10-Q for the period ended June 30, 2005
      Filed August 9, 2005
      File No. 1-5097

Dear Mr. McDonald:

      We have reviewed your response letter dated October 17, 2005 and have the following additional comments. If you disagree, we will consider your explanation as to why our comment is inapplicable. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Form 10-Q for the period ended June 30, 2005

Management`s Discussion and Analysis, page 20

Operating Income, page 22

1.	We have read your response to prior comment 1 in our letter
dated September 28, 2005. It remains not evident to us that you controlled Joint Venture 1 (JV1), in the manner contemplated by SFAS
94, prior to the deconsolidation. If you conclude that your prior filings should not be relied upon, please be advised that you are required to disclose the information listed under Item 4.02(a) of Form 8-K within four days of your conclusion.

Please correct your accounting for JV1 in accordance with APB 18 in your Form 10-K for the fiscal year ended September 30, 2005. In your
Form 10-K, address the following:
* An explanatory paragraph in the audit opinion.
* Full compliance with APB 20 paragraph 37.


* Fully update all affected portions of the document, including MD&A, selected financial data, and quarterly financial data.
* Updated Item 9A. disclosures should include the following:
o A discussion of the correction and the facts and circumstances surrounding it.
o How the correction impacted the CEO and CFO`s original conclusions regarding the effectiveness of their disclosure controls and procedures.
o Changes to internal controls over financial reporting
o Anticipated changes to disclosure controls and procedures and/or internal controls over financial reporting to prevent misstatements of a similar nature.
Refer to Items 307 and 308(c) of Regulation S-K.

      In addition, please amend the following:
* Your Forms 10-Q for the quarters ended December 31, 2004 and
March
31, 2005.
* Your Form 10-Q for the quarter ended June 30, 2005, due to the impact on prior quarter comparative financial information.

2.	Please provide a materiality analysis by segment by quarter
for
the past three years for Joint Venture 2 (JV2). Should you determine
JV2 to be material, please provide an analysis that demonstrates in further detail how you controlled the joint venture given the guidance in SFAS 94, and tell us why you believe that equity method accounting under APB 18 was not appropriate. In this regard,
* Please tell us who the other investor is and whether they are related to the primary customer supplied by the joint venture.
* Please provide us with a copy of the joint venture agreement and any other relevant contracts.
* Describe the recent financing commitments made by you to the joint venture.
* Identify the material rights and obligations, as stated in the joint venture agreement, possessed by each of the investors and explain how such rights are consistent with your determination that you had control as contemplated by SFAS 94. In addition, address the following:
o Identify the governing body, the number of members on this body, and the rights of each investor to appoint and remove these members.
o Describe the ability of each investor to participate in operating and capital decisions. Tell us the rights held by the other investor in the event of a dispute or deadlock.
o Tell us who, if anyone, has the unilateral authority to establish business relationships, employee compensation, and financial forecasts/budgets.

o Tell us whether you have any puts, calls, or rights of first refusal over the interests of the other investor.
In your response, please cite the specific paragraphs in the joint venture agreement on which you rely.

*    *    *    *

      Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested supplemental information. Detailed response letters greatly facilitate our review. Please file your response letter on
EDGAR as a correspondence file. We may raise additional comments after we review your responses.

      You may contact Jenn Do at (202) 551-3743, Al Pavot at (202) 551-3738 or me at (202) 551-3255 if you have questions regarding these comments.

						Sincerely,


						Nili Shah
	Branch Chief
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Mr. R. Bruce McDonald
Johnson Controls, Inc.
November 3, 2005
Page 3


UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

         DIVISION OF
CORPORATION FINANCE